

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

November 5, 2008

Brian A. Kenney
Chairman, President and Chief Executive Officer
GATX Corporation
222 West Adams Street
Chicago, Illinois 60606

Re: **GATX Corporation**
           Form 10-K for the fiscal year ended December 31, 2007
           Filed February 29, 2008
           Definitive Proxy Statement on Schedule 14A
           Filed March 14, 2008
           File No. 001-02328

Dear Mr. Kenney:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                          Sincerely,

                          Amanda McManus
                          Branch Chief – Legal